Exhibit 99.1

Proxy Card – Part One

In accordance with Regulation 7 of the Israeli Companies Regulations (written voting and position statements), 2005 (the "Regulations").

Company Name	XTL Biopharmaceuticals Ltd. (the “Company”)
Type of meeting	An Annual General Meeting of Company Shareholders ("Meeting")
Time and place of meeting:	At the offices of the Company's attorneys, Doron Tikotzky Kantor Gutman Cederboum & Co., at 12 Abba Hillel Silver Road, Ramat-Gan, Israel, on Thursday, March 24, 2016, at 11:00AM (Israel Standard Time).
Subjects on the agenda:

1.       To approve the appointment of Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016 and to authorize the Board of Directors to fix such firm’s annual compensation in accordance with the volume and nature of its services.

2.       To re-elect Messrs. David Bassa, Dr. Jonathan Schapiro, Shlomo Shalev, Doron Turgeman and Dr. Dobroslav Melamed to the Board of Directors of the Company, each for a term expiring at the Company’s next annual general meeting of shareholders.

3.       To approve the compensation of Mr. Shlomo Shalev, Chairman of the Board, consisting of a monthly cash payment and options to purchase 1,500,000 ordinary shares of the Company, par value NIS 0.1 each, for an exercise price of NIS 0.60 per share. Such compensation is contingent on Mr. Shalev’s reelection to the Board of Directors.

4.       To approve the grant of options to purchase 1,000,000 ordinary shares of the Company, NIS 0.1 par value each, for an exercise price of NIS 0.60 per share to Mr. Josh Levine, the Company’s Chief Executive Officer, as set forth in the notice of the Meeting.

The version of each of the proposed resolutions:

1.       To approve the appointment of Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016 and to authorize the Board of Directors to fix the compensation of such independent auditors in accordance with the volume and nature of its services.

2.       To elect Messrs. David Bassa, Dr. Jonathan Schapiro, Shlomo Shalev, Doron Turgeman and Dr. Dobroslav Melamed to hold office as directors in the Company, commencing on the date of the Meeting and until the next Annual General Meeting of Shareholders.

3.       To grant to Mr. Shlomo Shalev, as the Chairman of the Board , the monetary remuneration as set forth in the notice of the Meeting and the equity remuneration of 1,500,000 non-tradable stock options exercisable into 1,500,000 ordinary shares of the Company, NIS 0.1 par value each, for an exercise price of NIS 0.60 per share.

4.       To approve the grant to Mr. Josh Levine, Company’s Chief Executive Officer, of 1,000,000 non-tradable stock options, exercisable into 1,000,000 ordinary shares of the Company, NIS 0.1 par value each, for an exercise price of NIS 0.60 per share.

Location and time for reviewing the complete version of the proposed resolutions:	The documents pertaining to this Meeting may be reviewed at the Company's offices at 5 HaCharoshet St, Raanana 4365603, Israel, during regular office hours and by making an appointment at +972-9-9557080.
The required majority to pass a resolution at the meetings for each of the subjects on the agenda:

Each of resolutions 1 and 2 above, pursuant to the Companies Law, requires the affirmative vote of simple majority of shares present at the Meeting in person or by proxy and voting thereon.

Each of resolutions 3 and 4 above, pursuant to the Companies Law, requires the affirmative vote of simple majority of shares present at the Meeting in person or by proxy and voting thereon, and as long as one of following conditions is met:

a.    The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstain votes); or

b.    The total number of shares of non-controlling and non-interested shareholders that voted against the approval if the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

Validity of the proxy card:	The Company's shareholders are entitled to participate and vote in the Meeting by themselves or through a legally certified agent. The document certifying the agent to vote (the "Letter of Appointment") and a power of attorney by virtue of which the Letter of Appointment was signed (if any) will be deposited with the Company's attorneys at least 72 hours before the Meeting begins.
Address for submitting proxy cards and position statements:	Offices of the Company's Attorneys: Doron Tikotzky Kantor Gutman Cederboum & Co., at 12 Abba Hillel Silver Road, Ramat-Gan, Israel. or Company Headquarters: 5 HaCharoshet St, Raanana 4365603, Israel.
The last date for submitting position statements to the Company and the last date for submitting the Board of Directors' response to the Position statements:	The last date for submitting position statements is March 14, 2016. The last date for submitting the Board of Directors' response to the position statements is March 19, 2016.
The addresses of the distribution website and internet website of the TASE where the proxy cards and position statements are available	A copy of the proxy card can be downloaded from the TASE website (www.tase.co.il) or from the distribution website (www.magna/isa.gov.il). Additionally, a shareholder is entitled to approach the Company directly (through Adv. Doron Tikotzky Kantor Gutman Cederboum & Co.) and receive from it the proxy card form.
Receipt of a proof of ownership:	A shareholder is entitled to receive the proof of ownership at the branch of the member of TASE or by post, if so requested, whereas, such a request shall be given in advance to a specific securities account.
Link to the proxy card form:	A non-registered shareholder is entitled to receive free of charge by email a link to the proxy card form and position statements on the distribution website from the member of the stock exchange through whom his stock is held, unless he notified the Company and/or the Stock Exchange that he is not interested in receiving a link as aforementioned, and that he is interested in receiving the proxy card by post in return for payment; a shareholder's notice with regard to proxy cards shall apply also to the receipt of position statements.
Reviewing the proxy cards:	One or more shareholders holding shares at a rate that constitutes five percent or more of the total voting rights in the Company, and also anyone holding an aforementioned rate from the total voting rights that are not held by a controlling shareholder in the Company in accordance with its definition in Article 268 of the Israeli Companies Law, 1999, is entitled to review the proxy cards after the convening of the general meeting at the Company's registered offices during the regular working hours, after he has proven his right to do so, and has also stated the number of shares which constitute the aforementioned five percent.
The vote:	A shareholder shall state his vote regarding each of the subjects on the agenda on a form that constitutes the second part of the proxy card. The proxy cards shall be submitted to the Company offices no later than on Tuesday, March 22, 2016 until 11:00AM (Israel Standard Time).

Proxy Card –Part Two

In accordance with Regulation 5(a) of the Israeli Companies Regulations (voting in writing and position statements) 2005 (the "Regulations")

Company name	XTL Biopharmaceuticals Ltd.

Company address (for submitting and sending proxy cards)	5 HaCharoshet St, Raanana 4365603, Israel.

Company number	520039470

Date & time of meeting	March 24, 2016. At 11:00AM Israel Standard Time.

Type of meeting	An annual general meeting of Company Shareholders

Record date:	February 23, 2016 at the end of the trading day.

Details of the shareholder

Name of the shareholder

I.D. number

Passport number (if does not have an Israeli I.D.)

Country issued

Valid until

Corporation Number (if the shareholder is a corporation)

Country of incorporation

The vote

Subject on the agenda	The Vote[1]			Existence of personal interest
	For	Against	Abstain	Yes	No
1. To approve the appointment of Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016 and to authorize the Board of Directors to fix such firm’s annual compensation in accordance with the volume and nature of its services.
2.1 To re-elect David Bassa to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.
2.2 To re-elect Dr. Jonathan Schapiro to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.
2.3 To re-elect Shlomo Shalev to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.
2.4 To re-elect Doron Turgeman to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.
2.5 To re-elect Dobroslav Melamed to the Company’s Board of Directors for a term expiring at the Company’s next annual general meeting of shareholders.
3. To approve the compensation of Mr. Shlomo Shalev, Chairman of the Board, consisting of a monthly cash payment and options to purchase 1,500,000 ordinary shares as set forth in the notice of the Meeting.
4. To approve the grant of options to purchase 1,000,000 ordinary shares to Mr. Josh Levine, the Company’s Chief Executive Officer, as set forth in the notice of the Meeting.

Date	Signature

_______________________

1 No markings shall be considered abstention from voting on that subject.

*Erase the irrelevant